Exhibit 99.1

News Release

Hydro One to invest in critical electricity infrastructure to support mining operations in northwest Ontario

Letter from the Independent Electricity System Operator confirms the need to build Phase 2 of the

Waasigan Transmission Line project

TORONTO, April 25, 2023 – Hydro One Inc. (Hydro One) announced today it has received a letter from the Independent Electricity System Operator (IESO) confirming the need for clean, reliable electricity in northwest Ontario to support mining operations. The IESO’s updated electricity forecast for the region recommends Phase 2 of the Waasigan Transmission Line, the new single-circuit 230 kilovolt transmission line between Mackenzie Transformer Station (TS) in the Town of Atikokan and Dryden TS in the City of Dryden, be in service as soon as practically possible following Phase 1 to support mining operations and Ontario’s clean energy future.

“Hydro One is expanding the clean electricity system to harness the wealth of minerals in the northwest and support the incredible growth in the province,” said David Lebeter, President and CEO, Hydro One. “We will continue to work with Indigenous communities, municipalities, residents and stakeholders to develop and build this critical transmission line and ensure Ontario remains an attractive place to invest, live and work.”

“As demand for electricity is expected to grow by nearly two per cent per year for the next 20 years in Ontario, it is absolutely critical that we work together to get the necessary infrastructure built in time to meet those emerging needs. The Waasigan Transmission Line will lay the groundwork so that communities, businesses and Indigenous peoples in the northwest have a reliable supply of electricity that supports economic growth. Projects such as this are key to an orderly energy transition that will meet the needs and objectives of future residents, businesses and institutions across our province,” said Lesley Gallinger, President and CEO, Independent Electricity System Operator.

“We know demand for reliable, affordable and clean electricity is growing, and we are working with all of our partners, including the IESO, First Nations and Hydro One on meeting that demand. By designating the Waasigan Transmission Line as a priority, we are enabling economic growth and electrification in the North by ensuring the power needed by communities, businesses and Indigenous peoples in the northwest is there for them,” said Todd Smith, Minister of Energy, Government of Ontario.

Phase 1 of the Waasigan Transmission Line project is a proposed new double-circuit 230 kilovolt transmission line between Lakehead TS in the Municipality of Shuniah and Mackenzie TS in the Town of Atikokan. In May 2022, the IESO recommended construction of Phase 1 to proceed with an in-service date as close to the end of 2025 as possible. Phase 2 of the project is a proposed new single-circuit 230 kilovolt transmission line between Mackenzie TS and Dryden TS in the City of Dryden.

Hydro One is currently undertaking an Environmental Assessment (EA) for the project under the Ontario Environmental Assessment Act. The review helps to identify a final route for the transmission line, predict and assess potential effects, and identify measures to minimize and eliminate potential negative impacts on the environment. This year, Hydro One plans to submit a Leave to Construct (Section 92) application to the Ontario Energy Board (OEB) for both phases of the project.

Nine First Nations in the region have signed agreements with Hydro One and will have the opportunity to invest in a 50 per cent equity stake in the transmission line component of the project. Completion of the line is contingent on stakeholder consultation and regulatory approvals.

To learn more about the project, please visit HydroOne.com/Waasigan.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $31.5 billion in assets as at December 31, 2022, and annual revenues in 2022 of approximately $7.8 billion.

Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2022, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.9 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Leader™ by Electricity Canada.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov.

For further information: Media can contact Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868.

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.